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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                     DATA TRANSMISSION NETWORK CORPORATION
                           (Name of Subject Company)

                     DATA TRANSMISSION NETWORK CORPORATION
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                   238017017
                         (CUSIP Number of Common Stock)

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                                   GREG SLOMA
                     PRESIDENT AND CHIEF OPERATING OFFICER
                     DATA TRANSMISSION NETWORK CORPORATION
                        9110 WEST DODGE ROAD, SUITE 200
                             OMAHA, NEBRASKA 68114
                                 (402) 390-2328
      (Name, Address and Telephone Number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)

                            ------------------------

                                 With a copy to

                             PETER J. BARACK, ESQ.
                BARACK FERRAZZANO KIRSCHBAUM PERLMAN & NAGELBERG
                       333 WEST WACKER DRIVE, SUITE 2700
                            CHICAGO, ILLINOIS 60606
                                 (312) 984-3100

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1. SUBJECT COMPANY INFORMATION

     The name of the subject company is Data Transmission Network Corporation, a Delaware corporation (the "Company"). The address of the Company's principal executive offices is 9110 West Dodge Road, Suite 200, Omaha, Nebraska 68114. The telephone number of the principal executive offices of the Company is (402) 390-2328. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.001 per share, of the Company (the "Common Stock"). As of March 1, 2000, there were 12,019,986 shares of Common Stock issued and outstanding, options outstanding to purchase an aggregate of 1,641,970 shares of Common Stock under the Company's 1999 Stock Incentive Plan, Stock Option Plan of 1989 and Non-Employee Directors Stock Option Plan (collectively, the "Option Plans") and warrants outstanding to purchase 20,000 shares of Common Stock.

ITEM 2. IDENTITY AND BACKGROUND

     The name and address of the Company, which is the entity filing this statement, are set forth in Item 1 above.

     This statement relates to the tender offer by DTN Acquisition Corporation, a Delaware corporation (the "Purchaser"), an indirect subsidiary of VS&A Communications Partners III, L.P., a Delaware limited partnership (the "Parent"), and VS&A-DTN, LLC, a Delaware limited liability company and a subsidiary of the Parent ("VS&A-DTN"), disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), dated March 17, 2000 and filed with the Securities and Exchange Commission (the "Commission"), to purchase all outstanding shares of Common Stock, at a price of $29.00 per share (the "Share Price"), net to the sellers in cash (the "Merger Consideration"), upon the terms and subject to the conditions set forth in the Offer to Purchase for Cash, dated March 17, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the "Offer") included in the Schedule TO. A copy of the Offer to Purchase and the related Letter of Transmittal have been filed as
Exhibit 2 and Exhibit 3 hereto, respectively, and each is incorporated herein by reference. Copies of each of the Offer to Purchase and the Letter of Transmittal are being furnished to the Company's stockholders concurrently with this
Schedule 14D-9.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 3, 2000, among the Parent, VS&A-DTN, the Purchaser and the Company (the "Merger Agreement"). The Merger Agreement provides, among other things, for the commencement of the Offer by the Purchaser and further provides that, as soon as practicable after consummation of the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (the "DGCL"), the Purchaser will be merged with the Company (the "Merger"), with the Company continuing as the surviving corporation and a subsidiary of VS&A-DTN (the "Surviving Corporation").

     The Offer is conditioned upon there being validly tendered and not properly withdrawn that number of shares of Common Stock that would represent at least 90% of the shares of Common Stock outstanding (the "Minimum Condition"). Based on the information regarding the Company's Common Stock set forth in Item 1, Purchaser believes that the Minimum Condition will be satisfied if shares of Common Stock representing a minimum of 10,817,987 shares (12,313,760 shares of Common Stock, if all outstanding options and warrants are exercised) are validly tendered and not properly withdrawn prior to the expiration date of the Offer. If the Minimum Condition is not satisfied, the Board of Directors of the Company will call a meeting of the stockholders of the Company to approve the Merger Agreement and the Merger pursuant to Section 251 of the DGCL. The Offer is also subject to certain other conditions. A copy of the Merger Agreement is filed as
Exhibit 4 hereto and incorporated herein by reference.

     Each of Peter H. Kamin (individually and on behalf of Peak Management, Inc. and Peak Investment Limited Partnership), Anthony S. Jacobs, Weitz Series Fund, Inc. -- Value Fund, Weitz Series Fund, Inc. -- Hickory Fund, Weitz Partners III Limited Partnership, Weitz Partners, Inc. -- Partners Value Fund, Roger Brodersen, Acorn Investment Trust, Wanger Asset Management, L.P., Wanger Advisors Trust and DTN 401(k) Plan (First National Bank of Omaha), who in the aggregate own approximately 50.14% of the
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currently issued and outstanding shares of Common Stock (approximately 44.1%, after the exercise of all outstanding options and warrants), has entered into a voting agreement with the Parent (collectively, the "Voting Agreements"). Pursuant to the Voting Agreements, among other things, each of the parties to the Voting Agreements has agreed to either tender his or its shares in response to the Offer or vote his or its shares in favor of the Merger and the Merger Agreement (or, if not all of his or its shares are purchased in the Offer, to vote the remaining shares in favor of the Merger and the Merger Agreement).

     As set forth in Schedule TO, the principal executive officers of the Purchaser are located at 350 Park Avenue, New York, New York 10022. All information contained in this Schedule 14D-9 or incorporated by reference concerning the Purchaser, the Parent, VS&A-DTN or their affiliates, or actions or events with respect to any of them, was provided by Purchaser, the Parent or VS&A-DTN, and the Company assumes no responsibility therefor.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to
Schedule 14f-1 (the "Information Statement") that is attached as Annex A hereto and is incorporated herein by reference. Except as described or referred to herein and in Annex A, to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates; or (ii) VS&A-DTN, the Parent or the Purchaser, their respective officers, directors or affiliates.

     In considering the recommendation of the Board of Directors set forth in
Item 4 below, the Company's stockholders should be aware that certain members of the Company's management and certain members of the Company's Board of Directors have interests in the Offer and the Merger, which are described herein and in Annex A hereto, and which may present them with certain conflicts of interest. The Board of Directors was aware of these potential conflicts and considered them along with the other factors described in Item 4 below.

     The Merger Agreement. A summary of the material provisions of the Merger Agreement is included in "THE TENDER OFFER -- The Merger Agreement and Other Agreements; Other Matters" of the Offer to Purchase, which is incorporated herein by reference. Such summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed as Exhibit 4 hereto and is incorporated herein by reference. Such summary may not contain all the information that is important to you. Accordingly, you should read the Merger Agreement in its entirety for a more complete description of the matters summarized in the Offer to Purchase.

     Voting Agreements. A summary of the material provisions of the Voting Agreements is included in "THE TENDER OFFER -- The Merger Agreement and Other Agreements; Other Matters" of the Offer to Purchase, which is incorporated herein by reference. Such summary is qualified in its entirety by reference to the complete text of the Voting Agreements, copies of which are filed as Exhibits 5 through 15 hereto and are incorporated herein by reference. Such summary may not contain all the information that is important to you. Accordingly, you should read the Voting Agreements in their entirety for a more complete description of the matters summarized in the Offer to Purchase.

     Management Incentive Program and Cash Bonuses. In the Merger Agreement, VS&A-DTN has agreed to provide an equity incentive program that, subject to certain conditions, will provide the Company's senior management team with 12.5% of the incremental equity profit after return of capital to VS&A-DTN (the "Management Incentive Program"). In addition, VS&A-DTN has agreed to an arrangement under which approximately 15 key officers and employees of the Company as of the closing date of the Merger will receive an aggregate of 15% of the excess of (i) the proceeds the Company receives from the sale of the 303,000 shares of common stock of SmartServ Online, Inc. (the "SmartServ Stock") received upon the exercise of warrants the Company presently owns to purchase the SmartServ Stock over (ii) the aggregate exercise price paid by the Company for the shares of the SmartServ Stock (the "Cash Bonuses"). Pursuant to a Common Stock Purchase Warrant dated January 20, 2000 (the "January SmartServ Warrant"), the Company is
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entitled to purchase 300,000 shares of SmartServ Stock at an exercise price of
$8.60 per share. The Company anticipates receiving from SmartServ Online, Inc. a warrant to purchase 3,000 shares of SmartServ Stock at an exercise price of $3.00 per share (the "Additional SmartServ Warrant"). The last reported sale price on the over-the-counter bulletin board for the SmartServ Stock on March 2, 2000 was $130.00. Thus, if the January SmartServ Warrant and the Additional SmartServ Warrant had been exercised in full and the SmartServ Stock sold on March 2, 2000, the Cash Bonuses would have been equal to approximately $5.52 million.

     A summary of the material provisions of the Management Incentive Program and the Cash Bonuses is included in "THE TENDER OFFER -- The Merger Agreement and other Agreements; Other Matters" of the Offer to Purchase, which is incorporated herein by reference. Such summary is qualified in its entirety by reference to the text of the Merger Agreement, a copy of which is filed as
Exhibit 4 hereto and is incorporated herein by reference. Such summary may not contain all the information that is important to you. Accordingly, you should read the Merger Agreement for a more complete description of the matters relating to the Management Incentive Program and the Cash Bonuses summarized in the Offer to Purchase.

     Employment Agreements. The Company has entered into employment agreements with each of Brian L. Larson, the Company's Chief Financial Officer (the "Larson Employment Agreement"), and Joseph Urzendowski, the Company's Vice President of Operations (the "Urzendowski Employment Agreement").

     The Larson Employment Agreement, dated as of March 24, 1999, provides that Mr. Larson will be employed by the Company as its Chief Financial Officer and Secretary for an initial term ending on March 31, 2002, at a minimum base salary of $150,000 per year, plus an annual bonus to equal at least 50% of his then-current base salary. In addition, provided he meets the eligibility requirements, Mr. Larson is entitled to participate in all present and future benefit plans offered by the Company. If the Company terminates the Larson Employment Agreement other than for cause, Mr. Larson will receive a lump sum severance payment, equal to his then-current base salary plus a bonus (fixed at 50% of the then-current base salary) for a period equal to the greater of one year or the remainder of the term.

     In addition, the Larson Employment Agreement contains a change of control provision. This provision provides that, upon the acquisition or merger of the Company, the Larson Employment Agreement will be transferred to the acquiring or surviving corporation, and that such entity is obligated to assume in writing all of the obligations of the Company under the Larson Employment Agreement. Further, the Larson Employment Agreement provides that Mr. Larson is entitled to certain payments upon termination of his employment following a change of control. In the event of a transaction whereby any person or group of people acting in concert acquires more than 20% of the voting stock of the Company, Mr. Larson may terminate the Larson Employment Agreement within six months of the change of control. In the event Mr. Larson so terminates the Larson Employment Agreement, he will be entitled to receive 50% of his annual base salary, plus 50% of his bonus for one year. In addition, if the acquiring or surviving corporation terminates the Larson Employment Agreement within six months of a change of control for any reason, Mr. Larson will be entitled to receive his base salary plus a bonus of 50% of his base salary for the greater of one year or the remainder of the term of the employment agreement. Pursuant to the Larson Employment Agreement, Mr. Larson also is to be paid a $200,000 cash bonus upon a sale of the Company.

     The Urzendowski Employment Agreement, dated as of March 24, 1999, provides that Mr. Urzendowski will be employed by the Company as its Vice President of Operations for an initial term ending on March 31, 2002, at a minimum base salary of $125,000 per year, plus an annual bonus to equal at least 50% of his then-current base salary. In addition, provided he meets the eligibility requirements, Mr. Urzendowski is entitled to participate in all present and future benefit plans offered by the Company. If the Company terminates the Urzendowski Employment Agreement other than for cause, Mr. Urzendowski will receive a lump sum severance payment, equal to his then-current base salary plus a bonus (fixed at 50% of the then-current base salary) for a period equal to the greater of one year or the remainder of the term.

     In addition, the Urzendowski Employment Agreement contains a change of control provision. This provision provides that, upon the acquisition or merger of the Company, the Urzendowski Employment Agreement will be transferred to the acquiring or surviving corporation, and that such entity is obligated to
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assume in writing all of the obligations of the Company under the Urzendowski
Employment Agreement. Further, the Urzendowski Employment Agreement provides that Mr. Urzendowski is entitled to certain payments upon termination of his employment following a change of control. In the event of a transaction whereby any person or group of people acting in concert acquires more than 20% of the voting stock of the Company, Mr. Urzendowski may terminate the Urzendowski Employment Agreement within six months of the change of control. In the event Mr. Urzendowski so terminates the Urzendowski Employment Agreement, he will be entitled to receive 50% of his annual base salary, plus 50% of his bonus for one year. In addition, if the acquiring or surviving corporation terminates the Urzendowski Employment Agreement within six months of such a change of control for any reason, Mr. Urzendowski will be entitled to receive his base salary plus a bonus of 50% of his base salary for the greater of one year or the remainder of the term of the employment agreement. Pursuant to the Urzendowski Employment Agreement, Mr. Urzendowski also is to be paid a $200,000 cash bonus upon a sale of the Company.

     At the Effective Time, it is expected that the Surviving Corporation will enter into an employment agreement with Greg Sloma, the current President and Chief Operating Officer of the Company, under which Mr. Sloma would serve as President and Chief Executive Officer for a period of five years, subject to earlier termination with a salary of $225,000 per year and annual bonuses.

     In addition, Mr. Sloma and other members of management of the Surviving Corporation will be granted membership interests in VS&A-DTN as "Management Members" of VS&A-DTN. Mr. Sloma's interest as a Management Member would entitle him, subject to certain conditions, to an amount equal to 2.25% (out of an aggregate of 12.5% allocated to all Management Members) of all distributions made by VS&A-DTN after VS&A-DTN's members who have provided capital contributions to VS&A-DTN (the "Investor Members") have received distributions equal to their capital contributions to VS&A-DTN ("Post-Return Distributions"). Fifty percent of Mr. Sloma's interest as a Management Member would vest ratably over five years, but would vest in full upon an earlier change in control; and the remaining 50% would be payable upon a change of control, with Mr. Sloma's entitlement based upon a sliding scale based upon VS&A-DTN's realized internal rate of return ("IRR").

     Mr. Sloma also would be entitled to receive an amount equal to 1.125% of all Post-Return Distributions, regardless of VS&A-DTN's IRR. In addition, upon a change in control, Mr. Sloma would be entitled to an additional 1.125% of all Post-Return Distributions, if the Investor Members realized an IRR of 40% or more; if the Investor Members realized an IRR of less than 40% but more than 20%, Mr. Sloma would be entitled to an additional share of Post-Return Distributions in an amount determined by multiplying 1.125% of all Post-Return Distributions by a fraction, the numerator of which is the number of percentage points by which the IRR exceeds 20% and the denominator of which is 20%.

     Mr. Sloma's entitlement as a Management Member to receive a portion of Post-Return Distributions would be subject to adjustment in certain circumstances, including termination of employment.

     At the Effective Time, it is expected that the Surviving Corporation also would enter into employment agreements with certain other executive officers.

     Stock Options and Warrants. The Merger Agreement provides that, at the Effective Time, each outstanding option to purchase shares of Common Stock, whether granted pursuant to the Company's Option Plans, or otherwise, whether or not vested or exercisable, will be canceled, and the former holder shall have the right to receive from the Company during the 10-day period following the consummation of the Merger an amount in cash equal to (i) the excess, if any of the Merger Consideration applicable to the number of shares of Common Stock subject to such option over (ii) the aggregate exercise price of such option, less any income or employment tax withholding required under the Internal Revenue Code of 1986, as amended, or any provision of state or local law ("Option Consideration"). The aggregate amount of Option Consideration to be received by the executive officers and directors of the Company who hold options is approximately $8,043,049. See "Option Rollover of Options" below.

     The Merger Agreement also provides that at the Effective Time, each warrant outstanding immediately prior to the Effective Time shall be converted into the right to receive an amount in cash equal to (i) the

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excess, if any, of the Merger Consideration applicable to the number of shares of Common Stock subject to such warrant over (ii) the aggregate exercise price of such warrant.

     Rollover of Options. It is expected that, in consideration for the surrender by certain executive officers of the Company of a portion of their options to purchase Common Stock, the Parent would grant such executive officers interests in VS&A-DTN equivalent to the interests the executive officers would have acquired if they had made cash contributions to VS&A-DTN equal to the cash they otherwise would have received in connection with the cancellation of such options pursuant to the Merger Agreement. Mr. Sloma's interest is expected to be equivalent to a cash contribution of $500,000. The amount of the interests of the other executive officers has not yet been determined. However, the aggregate interests to be granted to all the executive officers of the Company, including Mr. Sloma, in connection with the surrender of options is not expected to exceed 1% of all of the interests in VS&A-DTN.

     Indemnification; Director's and Officer's Insurance. The Merger Agreement requires that, at the effective time of the Merger, the certificate of incorporation and bylaws of the Surviving Corporation shall include indemnification provisions substantially equivalent to those contained in the certificate of incorporation and bylaws of the Company as of the date of the Merger Agreement. The indemnification provisions in the certificate of incorporation and bylaws of the Surviving Corporation may not be amended, repealed or otherwise modified for a period of six years after the effective time of the Merger in any manner that would adversely affect the rights thereunder of individuals who, at or prior to the effective time of the Merger, were directors, officers, employees, fiduciaries or agents of the Company.

     The Merger Agreement also requires that the Surviving Corporation use reasonable efforts to maintain in effect, for a period of six years after the effective time of the Merger, policies of directors' and officers' liability insurance, with coverage in an amount and scope at least as favorable as the Company's existing policies, with respect to claims arising from facts or events that occurred prior to the effective time of the Merger. In satisfying its obligation to maintain such insurance, however, the Surviving Corporation is not obligated to pay annual premiums in excess of 200% of the current premiums paid by the Company for such insurance.

     The Merger Agreement provides further that, from and after the effective time of the Merger, the Surviving Corporation shall, and the Purchaser shall cause the Surviving Corporation to, indemnify and hold harmless each present and former director and officer of the Company and its subsidiaries (the "Indemnified Parties"), against any costs or expenses, judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing on or prior to the effective time, whether asserted or claimed prior to, at or after the effective time to the fullest extent that the Company or its subsidiaries would have been permitted, under the law of the state or jurisdiction of its formation, to indemnify such Indemnified Parties. The Surviving Corporation shall, and VS&A-DTN shall cause the Surviving Corporation to, advance expenses as incurred to the fullest extent permitted under applicable law. Indemnified Parties to whom expenses are advanced must provide an undertaking to repay such advances if it is ultimately determined that such Indemnified Party is not entitled to indemnification. Determinations with respect to whether an officer's or director's conduct complies with the standards set forth under applicable law and the organizational documents of the Company or its subsidiaries are to be made by independent counsel selected by the Surviving Corporation. The Surviving Corporation shall not be required to indemnify any Indemnified Party pursuant to the Merger Agreement if it shall reasonably determine that the Indemnified Party acted in bad faith and not in a manner such Indemnified Party believed to be in or not opposed to the best interests of the Company or its subsidiaries.

     Additionally, in the event that the Surviving Corporation or any of its successors or assigns (i) shall consolidate with or merge into any other entity and shall not continue as the surviving entity or (ii) shall transfer all or substantially all of its properties and assets or outstanding voting securities to any entity, then it shall make proper provisions so that the successors and assigns of the Surviving Corporation shall assume its indemnification obligations.

     Article XI of the Company's Certificate of Incorporation, as amended to date, eliminates the directors' personal liability to the Company and its stockholders for monetary damages for breach of fiduciary duty as a
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director of the Company, except (i) in cases of breach of the director's duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) as provided in
Section 174 of the DGCL, and (iv) for any transaction from which the director derived an improper personal benefit.

     Article VII of the Company's Bylaws, as amended to date, requires that the Company indemnify each director or officer of the Company, or any person serving at the request of the Company as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, against all costs, charges, expenses, liabilities and losses reasonably incurred or suffered by such person in connection with their services. This indemnification shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, executors and administrators.

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (a) RECOMMENDATION OF THE BOARD OF DIRECTORS

     The Board of Directors of the Company has unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interests of the Company and the holders of the shares of Common Stock, and unanimously recommends that the Company's stockholders tender their shares pursuant to the Offer and, if applicable, approve and adopt the Merger and the Merger Agreement.

     A copy of the press release issued by the Company on March 6, 2000, announcing the Merger and the Offer, is filed as an exhibit to the Schedule TO and is incorporated herein by reference in its entirety. A copy of a letter to all stockholders of the Company communicating the recommendation of the Board of Directors is filed as Exhibit 10 hereto and is incorporated herein by reference in its entirety.

     (b) BACKGROUND OF THE TRANSACTION; REASONS FOR THE BOARD'S RECOMMENDATION

     Background of the Offer. In 1998, the Board of Directors, through a special committee, explored various means by which the Company could produce greater market value for its stockholders. In that connection, offers were sought from potential buyers, although no offers were received during that period, that, in the Board of Director's view, adequately reflected the Company's value. In continuation of those efforts, in March 1999, the Board of Directors and the Company's management elected to form a new special committee (the "Special Committee") and to retain an investment banking firm to facilitate the Company's exploration of strategic alternatives to maximize shareholder value, principally through the sale of the Company or its assets. The Special Committee interviewed several investment banking firms during April and May 1999. Based on a review of the investment banks' qualifications, experience and expertise, the Special Committee retained Greif & Co. ("Greif") as its exclusive financial advisor by agreement dated May 5, 1999.

     During May and June 1999, Greif met with management concerning the operations of and strategic alternatives available to the Company and assisted management in preparing a Confidential Information Memorandum (the "Confidential Memorandum"). Between June and August 1999, Greif contacted over 150 potential acquirers regarding a possible transaction with the Company. During that period, approximately 70 parties expressed an interest in the proposed purchase of the Company, executed confidentiality agreements with Greif and received the Confidential Memorandum. On June 24, 1999, Greif contacted the Parent to determine if the Parent would have an interest in pursuing a strategic transaction with the Company, and on July 8, 1999, the Parent and Greif (on behalf of the Company) executed a confidentiality agreement. Subsequently, Greif delivered to the Parent the Confidential Memorandum.

     On July 15, 1999, Greif notified all parties who had received the Confidential Memorandum that preliminary written indications of interest should be submitted to Greif by July 30, 1999. After evaluating preliminary indications received by Greif and subsequent negotiations by Greif regarding those submissions, the Special Committee authorized management to conduct presentations to, and permit additional due diligence by, six interested parties (the "Finalists"), not including the Parent, which had declined to submit a

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written indication of interest at that time. Those meetings took place at the
Company's offices during August and September 1999.

     On October 4, 1999, Greif sent out final bidding instructions to each of the six Finalists and requested final bids by October 18, 1999. On October 8, 1999, Greif delivered a draft of the proposed merger agreement prepared by the Company's counsel to each of the Finalists for comments as part of the final bids. On October 18, 1999, Greif received final bids from two Finalists, each of which was a financial buyer. Both of these bids were rejected by the Special Committee as inadequate. On October 25, 1999, one of the final bidders requested the opportunity to make a joint bid with a publicly-traded strategic partner ("Strategic Buyer No. 1") in an attempt to improve its offer. The Special Committee granted this request and management conducted a presentation to Strategic Buyer No. 1 on November 1, 1999. The following week, Strategic Buyer No. 1 notified Greif that a written joint proposal would not be forthcoming.

     On November 2, 1999, a representative of a privately-held strategic buyer ("Strategic Buyer No. 2"), which had previously received a Confidential Memorandum, contacted management and expressed interest in pursuing a potential transaction. On November 17 and December 1, 1999, Greif and the Company's management met with, conducted bilateral due diligence investigations and engaged in discussions with representatives of Strategic Buyer No. 2 regarding a proposed merger transaction.

     In mid-November 1999, Greif approached Strategic Buyer No. 1 to suggest they separately pursue an acquisition of the Company.

     On December 6, 1999, Strategic Buyer No. 1 submitted a stock-for-stock exchange offer to Greif for consideration by the Special Committee. The Special Committee instructed Greif to reject this offer.

     On December 8, 1999, the Parent contacted Greif requesting an opportunity to commence a due diligence investigation of the Company with the objective of presenting a proposal to acquire the Company.

     On December 16, 1999, after further discussions with Greif, Strategic Buyer No. 1 increased the amount of its stock-for-stock offer. On December 20, 1999, representatives of the Special Committee and Greif met with Strategic Buyer No. 1 at their offices. At that meeting, senior executives of Strategic Buyer No. 1 presented overview information on Strategic Buyer No. 1's business strategy, operations and historical and projected financial performance.

     On December 20, 1999, Greif provided the Parent with supplemental due diligence information prepared by the Company.

     On December 22, 1999, the Parent submitted to Greif an oral indication of interest in the Company, the proposed value of which was significantly below the value of Strategic Buyer No. 1's offer. The Special Committee directed Greif to reject the Parent's indication of interest based on valuation and certain significant contingencies, which included due diligence. Shortly thereafter, the Special Committee directed Greif to submit a counteroffer to Strategic Buyer No.
1. During the last week of December 1999 and the beginning of January 2000, Greif, the Special Committee and Strategic Buyer No. 1 entered into negotiations concerning Strategic Buyer No. 1's bid. During such time period, the Special Committee and Strategic Buyer No. 1 each made several counter offers to the other.

     On January 4, 2000, Strategic Buyer No. 2 contacted Greif to discuss its intention to submit a written outline of a prospective proposal in which Strategic Buyer No. 2 would contribute certain operating assets into a newly-formed entity that would be merged into the Company. On January 7, 2000, Strategic Buyer No. 2 submitted a written discussion outline of a proposed merger transaction (the "Discussion Outline") to the Special Committee. The Board of Directors held a meeting on that date to review the current proposal from Strategic Buyer No. 1 and the Discussion Outline provided by Strategic Buyer No. 2. The Board concluded that the proposal provided by Strategic Buyer No. 1, in addition to offering a higher value, had a higher degree of certainty and was subject to fewer conditions and contingencies than the prospective proposal contemplated within Strategic Buyer No. 2's Discussion Outline. The Board of Directors authorized the Special Committee to proceed with a proposed letter of intent with Strategic Buyer No. 1.

     The letter of intent with Strategic Buyer No. 1 was executed by the Special Committee on January 10, 2000. The letter stipulated a stock-for-stock exchange and post-transaction partial stock redemption at exchange and dollar values that were below those subsequently negotiated with the Parent. The letter also contained a "no-shop" provision until January 31, 2000, during which time both parties would conduct mutual due diligence reviews and would negotiate a definitive merger agreement, and in accordance with the letter of intent, Greif ended discussions with all other interested parties.

     On January 12, 2000, Strategic Buyer No. 1 delivered due diligence information to the Special Committee which reflected a material adverse change in Strategic Buyer No. 1's projected financial performance relative to projections previously furnished to the Special Committee by Strategic Buyer No. 1 and published analyst estimates. Upon careful consideration and pursuant to the provisions of the letter of intent regarding the occurrence of material adverse changes in the business operations of the parties, the Special Committee elected to terminate the letter of intent based on this new information, which termination was formalized in a letter sent by the Special Committee's counsel to Strategic Buyer No. 1 dated January 19, 2000 and which was countersigned by Strategic Buyer No. 1.

     On January 20, 2000, Greif reinitiated discussions with six interested parties, who had expressed the most serious interest in the Company at the highest values for the Company's shareholders, and which interested parties included Strategic Buyer No. 2 and the Parent. Greif informed each of the interested parties that discussions were in advanced stages and that final proposals should be submitted during the following two-week period.

     After negotiations with Greif, the Parent delivered a written indication of interest to Greif on January 21, 2000 with an all-cash price range of $26.00 to $29.00 per share, which was significantly higher than the price range it had orally indicated to Greif on December 22, 1999 and higher than the per share stock value previously offered by Strategic Buyer No. 1. After further discussions with Greif, on January 24, 2000, the Parent increased the price range of its offer to $27.00 to $29.00 per share.

     From January 28, 2000 through February 2, 2000, the Parent conducted a further due diligence review of the Company and engaged in discussions with the Company's senior management.

     On February 2, 2000, Strategic Buyer No. 2 delivered a more substantive outline of its merger proposal to the Special Committee. The proposal outlined a reverse merger transaction structure to be followed by a partial stock redemption at a dollar value that was below that subsequently negotiated with the Parent. The proposal also included a number of contingencies such as due diligence, financing and various internal and third party approvals.

     On February 8, 2000, the Parent transmitted to Greif a letter of intent, evidence of a bank financing commitment and comments to the draft merger agreement. The letter of intent reflected a cash price of $28.00 per share.

     On February 15, 2000, based on ongoing negotiations with Greif, the Parent revised and delivered to the Special Committee its final letter of intent reflecting a further increase in the cash price to $29.00 per share.

     On February 16, 2000, the Board of Directors met with Greif to review and consider the competing proposals from the Parent and Strategic Buyer No. 2. The Board considered the relative merits of the proposals along with a number of factors, including a presentation by Greif as to the status of the discussions with other interested parties, none of which indicated a desire to proceed with a formal acquisition proposal at that time. At the conclusion of the discussion, the Board authorized the Special Committee to consummate the transaction with the Parent.

     Greif presented this response on behalf of the Special Committee to the Parent on February 17, 2000. The Parent and Greif continued to negotiate the non-financial terms of the letter of intent, which was executed on February 18, 2000. Thereafter, representatives of the Special Committee and the Parent, together with their legal counsel, negotiated the terms of the definitive Merger Agreement.

     During late February and early March, certain stockholders entered into the Voting Agreements with the Parent, pursuant to which they agreed to either tender their shares in response to a tender offer by the Parent or to vote their shares in favor of a merger with the Parent. See Item 2 of this
Schedule 14D-9 for a description of the Voting Agreements.

     On March 3, 2000, the Board met to consider the proposed final form of the definitive Merger Agreement and received an oral opinion of Greif, which was subsequently confirmed in writing as set forth in Annex B hereto, that the consideration to be received by the stockholders of the Company in the proposed Offer and the Merger was fair, from a financial point of view, to such stockholders. Based upon the considerations described under "Reasons for the Board of Director's Recommendations" below, the Board of Directors unanimously approved the Merger and directed the execution of the Merger Agreement.

     On March 6, 2000, prior to the opening of trading on Nasdaq, the Parent and the Company publicly announced the Offer and the Merger.

     On March 17, 2000, the Purchaser commenced the Offer.

     Reasons for the Board of Directors' Recommendation. In reaching the determination and recommendation described above, the Board of Directors considered a number of factors, including, among other things, the following:

          (1) Information regarding the Company's business, its current financial condition and results of operations and its future prospects, the risks involved in achieving its business plan and the alternatives available to the Company as a stand-alone enterprise.

          (2) General conditions in the agricultural industry that may adversely impact the Company's revenues and performance. Approximately 51% of the Company's revenues and 80% of its earnings before interest, taxes, depreciation and amortization in fiscal year 1999 were derived from the agriculture services provided by the Company's agriculture division.

          (3) The fact that the Board of Directors made a public announcement that the Company had retained an investment banker to assist in the exploration of strategic alternatives and in making such announcement made the market aware of its intentions, and the extensive discussions with other potential buyers undertaken before the signing of the Merger Agreement, as described above under "Background of the Offer" above.

          (4) The fact that the Board, in exercising its duty of care, considered a variety of alternatives to enhance the Company's stockholder value other than a sale. See "Background of the Offer" above.

          (5) The fact that no potential buyer offered to complete a transaction with a price of or exceeding $29.00 per share. The Board considered, among other things, previous expressions of interest in acquiring the Company. See "Background of the Offer" above.

          (6) The financial and other terms and conditions of the Offer, the Merger and the Merger Agreement.

          (7) The experience, reputation and financial condition of the Parent and the Parent's knowledge about the Company's industry.

          (8) The historical market price of, and recent trading activity in, the Common Stock, and particularly, the fact that the $29.00 per share price to be received by the Company's stockholders in both the Offer and the Merger represents a premium of approximately 40.2% over the closing price of the Common Stock of $20.6875 on The Nasdaq National Market on February 15, 2000, the last trading day prior to the Board's approval of the letter of intent with the Parent, and a premium in excess of 50% over the average closing price of the Common Stock for the three months ended March 2, 2000. In addition, the Board considered that such $29.00 per share price would be payable in cash, thus eliminating any uncertainties involving the consideration to be received by the Company's stockholders.

          (9) The presentation made to the Company's Board of Directors by representatives of Greif and the written opinion dated March 3, 2000 of Greif addressed to the Board of Directors that, as of the date of such opinion, the $29.00 per share price to be received by the stockholders of the Company pursuant to the Offer and the Merger, is fair to such stockholders from a financial point of view.

          (10) The likelihood that the proposed acquisition would be consummated, including the fact that few regulatory approvals are required to consummate the Offer and the Merger and the likelihood of obtaining those regulatory approvals, as well as the likelihood of satisfying the other conditions to the Offer and the Merger contained in the Merger Agreement, and the risks to the Company if the acquisition were not consummated.

          (11) The fact that the obligations of the Parent and Purchaser to consummate the Offer and the Merger pursuant to the terms of the Merger Agreement are not conditioned upon financing.

          (12) The fact that the Merger Agreement, which prohibits the Company, its subsidiaries and their respective officers, directors, employees, representatives or agents from soliciting, initiating or encouraging any Competing Transaction (as defined in the Merger Agreement) or participating in any discussion regarding any Competing Transaction, does permit the Company to furnish information to, and participate in negotiations with, any person in response to an unsolicited written Competing Transaction that the Board concludes in good faith is reasonably likely to be consummated, taking into account certain factors and, if consummated, would result in a Superior Proposal (as defined in the Merger Agreement) if the Board, after consultation with independent legal counsel, determines in good faith that failing to take such action would be inconsistent with the fiduciary duties of the Board under applicable law. The Company's ability to furnish such information or participate in any such negotiations is conditioned, however, on the receipt of an executed confidentiality agreement from such person with terms substantially the same as those contained in the confidentiality agreement the Parent executed with Greif and the Company's notification of the Purchaser promptly of the receipt of such Superior Proposal.

          (13) The Board's belief that the terms of the Merger Agreement should not unduly discourage other third parties from making bona fide proposals subsequent to signing the Merger Agreement.

          (14) The fact that, if the Board decides to accept a Competing Proposal from a third party, the Board may terminate the Merger Agreement prior to the expiration of the Offer and pay the Parent a cash termination fee of $10 million plus the amount of reasonable out-of-pocket legal, accounting and other costs, fees and expenses incurred by the Parent or VS&A-DTN in connection with the transactions contemplated by the Merger Agreement (excluding any investment banking fee paid to Veronis, Suhler & Associates LLC). Such payment must be made, but only if prior to or on the date of termination or within six months thereafter the Company enters into an agreement with a party other than the Parent or any of its affiliates relating to a Competing Transaction or makes any public announcement in support of any such transaction, and such transaction is consummated within 12 months after termination of the Merger Agreement. The Voting Agreements terminate upon the termination of the Merger Agreement.

     The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but summarizes the material factors considered by the Board. The Board did not quantify or attach any particular weight to the various factors, or determine that any particular factors were of primary importance. Rather, the Board of Directors made its determination that the Merger Agreement and the Offer are fair to, and in the best interests of, the Company and its stockholders based on the totality of the information presented to and considered by the Board. Individual members of the Board may have given different weight to these different factors.

     The full text of Greif's written opinion discussed in paragraph (9) above, which sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations in the review undertaken by Greif, is attached hereto as Annex B and is incorporated herein by reference. Greif's opinion addresses only the fairness, from a financial point of view, of the $29.00 per share cash consideration to be received in the Offer and the Merger by holders of shares and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender shares pursuant to the Offer or as to any other matter relating to the Offer or the Merger or the Merger Agreement. Holders of shares are urged to read such opinion carefully and in its entirety.

     (c)  INTENT TO TENDER

     To the best of the Company's knowledge, all of its executive officers, directors, affiliates or subsidiaries currently intend to tender all shares of the Company's Common Stock which are held of record or are beneficially owned by such persons pursuant to the Offer, other than the Common Stock, if any, held by such persons which, if tendered, could cause such person to incur liability under the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

     Pursuant to a letter agreement dated May 5, 1999, the Company retained Greif as the Company's exclusive financial advisor to provide financial advisory and investment banking services in connection with a potential business combination involving the Company. The Company paid Greif a non-refundable $75,000 retainer at the time the letter agreement was signed, and agreed to pay Greif, as compensation for its financial advisory services, a transaction fee if any business combination involving the Company is consummated during the term of the letter agreement or within one year thereafter (against which the $75,000 retainer would be credited). The transaction fee with respect to the Offer and the Merger is to be calculated as 0.9% of the total purchase price. In addition, the Company agreed to reimburse Greif on a monthly basis for its reasonable out-of-pocket expenses, and to indemnify Greif for liabilities and expenses arising out of the engagement and the transactions in connection therewith.

     Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any other person to make solicitations or recommendations to stockholders of the Company on its behalf with respect to the Offer and the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     To the best knowledge of the Company, during the past sixty days, no transactions in the shares of Common Stock have been effected by the Company, or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company, other than the execution of the Voting Agreements. See "ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS -- Voting Agreements".

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     Subject Company Negotiations. Except as set forth in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to: (i) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company.

     Transactions and Other Matters. Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in the first paragraph of this Item 7.

ITEM 8. ADDITIONAL INFORMATION

     Certain Projections. During the course of the discussions between the Parent and the Company that led to the execution of the Merger Agreement, the Company furnished the Parent with certain projections of the Company's future operating performance (the "Projections"). The Projections were not publicly available when the Company furnished them to the Parent. A summary of the Projections is included in Item 6 "Certain Information Concerning the Company -Other Financial Information" of the Offer to Purchase, which is incorporated herein by reference.

     The Company does not as a matter of course make public forecasts as to its future economic performance. The Projections were prepared by the Company solely for internal use and not for publication or with a view to complying with the published guidelines of the Commission regarding projections or with the guidelines established by the American Institute of Certified Public Accountants and are included in the Offer to Purchase only because they were furnished to the Parent. The Projections do not purport to present operations of the Company in accordance with generally accepted accounting principles and have not been audited, compiled or otherwise examined by independent accountants. The foregoing information is "forward-looking" and inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company, including industry performance, general business and economic conditions, changing competition, adverse changes in applicable laws, regulations or rules governing environmental, tax or accounting matters and other matters and should not be relied upon by holders of Common Stock. The Company has advised the Parent that, although the Company believes the assumptions used in preparing this information were reasonable when made, such assumptions are inherently subject to significant uncertainties and contingencies that are impossible to predict and beyond the Company's control. Accordingly, there can be no assurance, and no representation or warranty is made, that actual results will not vary materially from those reflected in the Projections. The inclusion of this information in the Offer to Purchase should not be regarded as an indication that the Parent, VS&A-DTN, the Purchaser, the Company or anyone who received this information considered it a reliable prediction of future events, and this information should not be relied on as such. None of the Parent, the Purchaser, VS&A-DTN, the Company or their respective financial advisors assumes any responsibility for the validity, reasonableness, accuracy or completeness of the Projections, none of them intends to update or otherwise revise the Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, and the Company has made no representation to the Parent, VS&A-DTN or the Purchaser regarding the forecasts described above. The Projections have not been adjusted to reflect the effects of the Offer and the Merger.

     Antitrust. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules that have been promulgated thereunder (the "HSR Act") certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") and certain waiting period requirements have been satisfied. The acquisition of shares of Common Stock pursuant to the Offer is subject to such requirements.

     The Parent and the Company will file their Notification and Report Forms with respect to the Offer under the HSR Act as soon as practicable after the date of this Offer to Purchase. The waiting period under the HSR Act with respect to the Offer will expire at 11:59 p.m., New York City time, on the fifteenth day after filing, unless early termination of the waiting period is granted. If, within the initial 15 day period, either the Antitrust Division or the FTC requests additional information or material from the Parent concerning the Offer, however, the waiting period will be extended and would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance by the Parent with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be further extended only by court order or with the consent of the Parent. In practice, complying with a request for additional informational information or material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties may engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. The relevant governmental agency may also seek to prevent the consummation of the transaction as discussed below. Expiration or termination of applicable waiting periods under the HSR Act is a condition to the Purchaser's obligation to accept for payment and pay for shares of Common Stock tendered pursuant to the Offer.

     The FTC and the Antitrust Division frequently scrutinize the legality under antitrust laws of transactions such as the Purchaser's proposed acquisition of shares of Common Stock pursuant to the Offer and shares of Common Stock pursuant to the Merger. At any time before or after the Purchaser's acquisition of shares of Common Stock, the Antitrust Division or the FTC could take such action under antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of shares of Common Stock pursuant to the Offer or the consummation of the Merger or seeking divestiture of shares of Common Stock acquired by the Purchaser or divestiture of substantial assets of the Parent or its subsidiaries or the Company or its subsidiaries. Private parties and state attorneys general may also bring action under the antitrust laws under certain circumstances. There can be no assurance that a challenge to the Offer or the Merger on antitrust grounds will not be made or, if such a challenge is made, of the result thereof.

     State Takeover Laws. The Company is incorporated under the laws of the State of Delaware. Section 203 of the DGCL limits the ability of a Delaware corporation to engage in business combinations with an "interested stockholder" (generally defined as any beneficial owner of 15% or more of the outstanding voting stock of the corporation) for a period of three years following the date that such person became an interested stockholder unless, among other things, the corporation's board of directors has given its prior approval to either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder. The Company, pursuant to a resolution of the Board of Directors approving the Offer and the Merger, has rendered Section 203 of the DGCL inapplicable to the Offer and the Merger. A number of other states through the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, stockholders, executive offices or places of business in such states. In Edgar v. MITE Corp., the Supreme Court of the United States held that the Illinois Business Takeover Act, which as a matter of state securities law made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS Corp. v. Dynamics Corp. of America, however, the Supreme Court of the United States held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquiror from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was, by its terms, applicable only to corporations that were incorporated in and had a substantial number of stockholders in the state.

     The Company and certain of its subsidiaries conduct business in a number of other states throughout the United States, some of which have enacted takeover laws and regulations. For example, the State of Nebraska has enacted the Shareholders Protection Act, which limits the ability of an "issuing public corporation" to engage in business combinations with an interested stockholder (generally defined as the direct or indirect owner of 10% or more of the outstanding voting stock of the corporation). However, were the Shareholders Protection Act to be deemed to apply to the Company, the resolutions of the Board of Directors of the Company approving the Offer and the Merger would render the provisions thereof inapplicable to the Offer and the Merger. An "issuing public company" is defined under the Shareholders Protection Act as (i) a Nebraska corporation that meets certain threshold requirements or (ii) a corporation other than a Nebraska corporation, which has (a) 100 or more shareholders, (b) its principal executive officers within Nebraska, (c) assets in Nebraska of a market value of at least $10 million, (d) 10% or more of its shareholders resident in Nebraska and (e) at least 500 employees in Nebraska. Neither the Purchaser, the Parent nor VS&A-DTN knows whether any or all of these takeover laws and regulations will by their terms apply to the Offer, and, except with respect to the DGCL, neither the Purchaser, the Parent, nor VS&A-DTN has currently complied with any other state takeover statute or regulation. The Purchaser has reserved the right to challenge the applicability or validity of any state law purportedly applicable to the Offer. If it is asserted that any state takeover statute is applicable to the Offer and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, the Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities, and the Purchaser might be unable to accept for payment or pay for shares of Common Stock tendered pursuant to the Offer, or may be delayed in consummating the Offer. In such case, the Purchaser may not be obligated to accept payment or pay for any shares of Common Stock tendered pursuant to the Offer.

ITEM 9. EXHIBITS

Exhibit 1.Press Release dated March 3, 2000 (incorporated by reference to Exhibit (a)(8) to the Schedule TO).

Exhibit 2.Offer to Purchase dated March 17, 2000 (incorporated by reference to Exhibit (a)(1) to the Schedule TO).

Exhibit 3.Letter of Transmittal (incorporated by reference to Exhibit (a)(2) to the Schedule TO).

Exhibit 4.Agreement and Plan of Merger dated as of March 3, 2000, among VS&A-DTN, the Purchaser, VS&A Communications Partners III, L.P. and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO).

Exhibit 5.Voting Agreement dated February 17, 2000, between Peter H. Kamin, Peak Management, Inc. and Peak Investment Limited Partnership and VS&A Communications Partners III, L.P. (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

Exhibit 6.Voting Agreement dated February 17, 2000, between Anthony S. Jacobs and VS&A Communications Partners III, L.P. (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

Exhibit 7.Voting Agreement dated February 17, 2000, between Weitz Series Fund, Inc. -- Value Fund and VS&A Communications Partners III, L.P. (incorporated by reference to Exhibit (d)(4) to the Schedule TO).

Exhibit 8.Voting Agreement dated February 17, 2000, between Weitz Series Fund, Inc. -- Hickory Fund and VS&A Communications Partners III, L.P. (incorporated by reference to Exhibit (d)(5) to the Schedule TO).

Exhibit 9.Voting Agreement dated February 17, 2000, between Weitz Partners III Limited Partnership and VS&A Communications Partners III, L.P. (incorporated by reference to Exhibit (d)(6) to the Schedule TO).

Exhibit 10.
          Voting Agreement dated February 17, 2000, between Weitz Partners,
          Inc. -- Partners Value Fund and VS&A Communications Partners III, L.P. (incorporated by reference to Exhibit (d)(7) to the Schedule TO).

Exhibit 11.
          Voting Agreement dated February 17, 2000, between Roger Brodersen and VS&A Communications Partners III, L.P. (incorporated by reference to Exhibit (d)(8) to the Schedule TO).

Exhibit 12.
          Voting Agreement dated March 3, 2000, between Acorn Investment Trust and VS&A Communications Partners III, L.P. (incorporated by reference to Exhibit (d)(9) to the Schedule TO).

Exhibit 13.
          Voting Agreement dated March 3, 2000, between Wanger Asset Management, L.P. and VS&A Communications Partners III, L.P. (incorporated by reference to Exhibit (d)(10) to the Schedule TO).

Exhibit 14.
          Voting Agreement dated March 3, 2000, between Wanger Advisors Trust and VS&A Communications Partners III, L.P. (incorporated by reference to Exhibit (d)(11) to the Schedule TO).

Exhibit 15.
          Voting Agreement dated February 17, 2000, between DTN 401(k) Plan (First National Bank of Omaha) and VS&A Communications Partners III, L.P. (incorporated by reference to Exhibit (d)(12) to the Schedule
          TO).

Exhibit 16.
          Letter to Stockholders dated March 17, 2000.

Exhibit 17.
          Opinion of Greif & Co. (attached to this Statement as Annex B).

Exhibit 18.
          Letter Agreement dated as of March 15, 2000, between VS&A Communications Partners III, L.P. and Data Transmission Network Corporation (incorporated by reference to Exhibit (d)(13) to the Schedule TO).

                                   SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          DATA TRANSMISSION NETWORK
                                          CORPORATION, a Delaware corporation

                                          By: /s/ GREG T. SLOMA
                                            ------------------------------------
                                            Name: Greg T. Sloma
                                            Title: President and Chief Operating
                                              Officer

Dated: March 17, 2000

                                    ANNEX A
                       INFORMATION STATEMENT PURSUANT TO
            SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND
                             RULE 14F-1 THEREUNDER

                            ------------------------

NO VOTE OR OTHER ACTION OF DATA TRANSMISSION NETWORK CORPORATION'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO DATA TRANSMISSION NETWORK
                                  CORPORATION

                            ------------------------

                                    GENERAL

     This Information Statement is being mailed on or about March 17, 2000 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Data Transmission Network Corporation, a Delaware corporation (the "Company"), to the holders of record of shares of common stock, par value $.001 per share, of the Company (the "Common Stock"). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Purchaser (as defined below) to the Board of Directors of the Company. Such designation is to be made pursuant to an Agreement and Plan of Merger, dated March 3, 2000 (the "Merger Agreement"), among DTN Acquisition Corporation, a Delaware corporation (the "Purchaser"), VS&A-DTN, LLC, a Delaware limited liability company ("VS&A-DTN"), VS&A Communications Partners III, L.P., a Delaware limited partnership (the "Parent") and the Company.

     The Merger Agreement provides that, at the effective time of the merger (the "Merger") of the Purchaser with and into the Company, with the Company continuing as the surviving corporation (the "Surviving Corporation"), the Board of Directors of the Surviving Corporation shall consist of the Board of Directors of the Purchaser immediately prior to the Effective Time. The Board of Directors of the Purchaser has been designated by VS&A-DTN as the sole stockholder of Purchaser.

     You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with this Information Statement.

     The information contained in this Information Statement concerning VS&A-DTN, the Parent and the Purchaser has been furnished to the Company by the Parent. The Company assumes no responsibility for the accuracy or completeness of such information.

                        VOTING SECURITIES OF THE COMPANY

     The shares of Common Stock are the only class of voting securities of the Company outstanding. Each share of Common Stock has one vote. As of March 1, 2000, there were 12,019,986 shares of Common Stock outstanding. The Board of Directors of the Company currently consists of seven members with no vacancies.

                   BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

     The Merger Agreement provides that, at the effective time of the Merger, the directors of the Surviving Corporation shall consist of the directors of the Purchaser immediately prior to the Effective Time. VS&A-DTN, as the sole stockholder of the Purchaser, has designated the individuals listed below as members of the Purchaser's Board of Directors. The Company has not designated any of the members of the Purchaser's Board. The name, age, present principal occupation or employment and five-year employment history of each of the individuals is set forth below.

     Unless otherwise indicated, each such individual has held his or her present position as set forth below for the past five years. Unless otherwise noted, each person is a citizen of the United States, and the business address of each person listed is 350 Park Avenue, New York, New York 10022.

                NAME                   AGE         PRINCIPAL OCCUPATION AND BUSINESS EXPERIENCE
                ----                   ---         --------------------------------------------
Jeffrey T. Stevenson.................  39    President and Director and President and Senior Managing
                                             Member of VS&A Equities II, L.L.C. and President and
                                             Senior Managing Member of VS&A Equities II, L.P.
S. Gerard Benford....................  61    Vice President, Treasurer and Director and Managing
                                             Member and Vice President of VS&A Equities III, L.L.C.
                                             and Managing Member and Vice President of VS&A Equities
                                             II, L.P.
Martin I. Visconti...................  59    Vice President and Senior Vice President of Veronis,
                                             Suhler & Associates, Inc.

The Parent, VS&A-DTN and the Purchaser have advised the Company that none of the individuals listed above (i) is currently a director of, or holds any position with, the Company, (ii) has a familial relationship with any directors or executive officers of the Company or (iii) to the best knowledge of the Parent, VS&A-DTN and the Purchaser, beneficially owns any equity securities (or rights to acquire any such securities) of the Company. The Company has been advised by the Parent, VS&A-DTN and the Purchaser that, to the best of the Parent, VS&A-DTN and the Purchaser's knowledge, none of the individuals listed above has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which are required to be disclosed pursuant to the rules and regulations of the Commission, except as may be disclosed herein, in
Schedule 14D-9, or in Schedule TO.

          THE CURRENT MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY

     The current directors of the Company, their ages as of March 15, 2000, and their principal occupation and business experience are set forth below:

                NAME                   AGE         PRINCIPAL OCCUPATION AND BUSINESS EXPERIENCE
                ----                   ---         --------------------------------------------
Jay H. Golding.......................  54    Mr. Golding founded and was President of Products
                                             Industries Corporation ("PIC") from 1974 until May 20,
                                             1981. PIC was an international trading company with
                                             offices in eleven Southeast Asian countries,
                                             distributing chemicals and synthetic resins to major
                                             manufacturers. In 1979, Mr. Golding founded Khampak
                                             Industries, Inc., a company engaged in custom packaging
                                             of synthetic resins and plastics. In May of 1981, Mr.
                                             Golding merged both companies into Hi-Port Industries,
                                             Inc., and served as President until January of 1985 when
                                             he was elected by the Board of Directors to Chairman of
                                             the Board and Chief Executive Officer. Hi-Port became
                                             the largest contract manufacturer of chemical based
                                             aerosol, soft stick, and liquid consumer products in
                                             North America. The company was acquired by CCL
                                             Industries of Toronto, Canada in November of 1989. Mr.
                                             Golding is presently a director of Bogan Aerotech, a
                                             joint venture partner of Bell Helicopter Textron, Inc.
                                             He is also Chairman of American International Partners,
                                             L.L.C.
Anthony S. Jacobs....................  69    Mr. Jacobs served as Chairman of the Board of Wessel
                                             Group from 1994 to 1995 and has been a private investor
                                             since 1995.

                NAME                   AGE         PRINCIPAL OCCUPATION AND BUSINESS EXPERIENCE
                ----                   ---         --------------------------------------------
Peter H. Kamin.......................  38    Mr. Kamin has served as President of Peak Management,
                                             Inc., a General Partner of Peak Investment Limited
                                             Partnership, since 1992. Mr. Kamin served as co-manager
                                             of the U.S. private and public equity market activities
                                             for The Morningside Group (an offshore family trust)
                                             from 1987 to 1992. He served as Assistant Portfolio
                                             Manager for the Fidelity Magellan Fund and the Fidelity
                                             Over-The-Counter Fund from 1986 to 1987. He was an
                                             Equity Analyst at Fidelity Management and Research from
                                             1983 to 1986.
David K. Karnes......................  51    Mr. Karnes has served as President and Chief Executive
                                             Officer of The Fairmont Group, Inc., a financial
                                             services and consulting firm, since 1989. He is
                                             currently a Director of the Federal Home Loan Bank of
                                             Topeka and served as its Chairman from 1989 to 1996. Mr.
                                             Karnes also served as a United States Senator from 1987
                                             to 1989.
Joseph F. Mazzella...................  47    Mr. Mazzella is currently a partner in the law firm of
                                             Nutter McClennen & Fish in Boston, Massachusetts. Prior
                                             to joining that firm this month, he was a partner in the
                                             law firm of Lane, Altman & Owens in Boston,
                                             Massachusetts, since 1985. He is currently a director of
                                             Alliant Techsystems, Inc. (NYSE:ATK) and Insurance Auto
                                             Auctions, Inc. ("NASDAQ:IAAI").
Greg T. Sloma........................  48    Mr. Sloma has served as President of the Company since
                                             January 1996. He has served as Chief Operating Officer
                                             of the Company since January 1994. Mr. Sloma served as
                                             Executive Vice President of the Company from January
                                             1994 to December 1995 and as Chief Financial Officer
                                             from April 1993 to December 1993. From 1983 to 1993, Mr.
                                             Sloma was a Tax Partner at Deloitte & Touche. Mr. Sloma
                                             has served as a Director of West TeleServices
                                             Corporation since 1997.
Roger W. Wallace.....................  43    Mr. Wallace has served as Senior Vice President and
                                             President, Ag Services Division since 1989. He served as
                                             Vice President of the Company from 1984 to 1989.

                 THE CURRENT EXECUTIVE OFFICERS OF THE COMPANY

     The current executive officers of the Company, their ages as of March 15, 2000, and their positions with the Company and business experience are set forth below:

                NAME                   AGE               POSITION AND BUSINESS EXPERIENCE
                ----                   ---               --------------------------------
Greg T. Sloma........................  48    Mr. Sloma has served as President of the Company since
                                             January 1996. He has served as Chief Operating Officer
                                             of the Company since January 1994. Mr. Sloma served as
                                             Executive Vice President of the Company from January
                                             1994 to December 1995 and as Chief Financial Officer
                                             from April 1993 to December 1993. From 1983 to 1993, Mr.
                                             Sloma was a Tax Partner at Deloitte & Touche. Mr. Sloma
                                             has served as a Director of West TeleServices
                                             Corporation since 1997.
Charles R. Wood......................  59    Mr. Wood has served as Senior Vice President and
                                             President, Financial Services Division, since 1989. Mr.
                                             Wood joined the Company in 1989.

                NAME                   AGE               POSITION AND BUSINESS EXPERIENCE
                ----                   ---               --------------------------------
James J. Marquiss....................  55    Mr. Marquiss joined the Company in 1986. He has served
                                             as Senior Vice President, Director of Business Research
                                             and Product Development since 1989.
Roger W. Wallace.....................  43    Mr. Wallace has served as Senior Vice President and
                                             President, Ag Services Division since 1989. He served as
                                             Vice President of the Company from 1984 to 1989.
Brian L. Larson......................  39    Mr. Larson joined the Company in 1993. He has served as
                                             Senior Vice President, Chief Financial Officer and
                                             Secretary of the Company since 1994. Mr. Larson also
                                             served as Treasurer of the Company from 1994 through
                                             1998.

                         BOARD MEETINGS AND COMMITTEES

     The Board of Directors met twelve times (four regular and eight special meetings) during the fiscal year ended December 31, 1999. During fiscal 1999, with the exception of Richard R. Jaros (a former director of the Company), Mr. Karnes and Mr. Golding who each were not present at one meeting of the Board of Directors, and Mr. Mazzella who was not present at two meetings of the Board of Directors and one committee meeting, all directors attended all of the meetings of the Board of Directors, and related committees on which they served. The Company does not have a Standing Nominating Committee.

     The Audit Committee recommends the selection of the independent auditors, reviews the scope of the audits performed by them and reviews their audit report and any recommendations made by them relating to internal financial controls and procedures. Members of the Audit Committee met twice during fiscal 1999. David
K. Karnes, Peter H. Kamin and Jay E. Ricks (a former director) were the initial members of the 1999 Audit Committee, with Mr. Ricks acting as the Chairman, and met once in February of 1999. Peter H. Kamin, David K. Karnes and Jay H. Golding became members of the 1999 Audit Committee on March 24, 1999, with Mr. Kamin acting as Chairman, and met in October of 1999. The current members of the Audit Committee are Anthony S. Jacobs (Chairman), David K. Karnes and Jay H. Golding.

     The Compensation Committee reviews and makes recommendations to the Board of Directors regarding officers' compensation and the Company's employee benefit plans; provided, however, the Compensation Committee administers the Company's Stock Option Plan of 1989 and the 1999 Stock Incentive Plan through its Stock Option Plan Subcommittee, consisting of all members of the Compensation Committee other than Greg T. Sloma. Members of the 1999 Compensation Committee, which met once during fiscal 1999, were David K. Karnes, Anthony S. Jacobs, Joseph F. Mazzella and Greg T. Sloma, with Mr. Karnes acting as the Chairman of the Compensation Committee and the Stock Option Plan Subcommittee.

     At the Annual Meeting of the Board of Directors of the Company held on May 21, 1998, the Board established a committee of its members (the "Special Committee") to explore alternatives to produce greater value for the Company's shareholders. Members of the Special Committee during the fiscal year ended December 31, 1999, which met nine times during that period, were Peter H. Kamin, Joseph F. Mazzella and Anthony S. Jacobs, with Mr. Kamin acting as Chairman for the meetings.

                             DIRECTORS COMPENSATION

     During fiscal 1999, each member of the Board of Directors who was not an employee of the Company received $2,500 for each regular Board of Directors meeting attended, $5,000 as a retainer for special meetings of the Board of Directors, $600 for each Audit Committee meeting attended, $1,500 for the Compensation Committee meeting attended and $5,000 per quarter as a retainer for serving on the Special Committee. Peter H. Kamin received $45,000 for serving as Non-Executive Chairman of the Company during the year.

     Non-employee members of the Board of Directors also receive awards under the Company's Non-Employee Directors Stock Option Plan (the "Non-Employee Directors Plan"). Stock option grants under the

Non-Employee Directors Plan are automatic and occur each time a non-employee director is elected, re-elected or appointed a director of the Company. In March of 1999, upon their initial appointment as directors of the Company, Jay H. Golding, Anthony S. Jacobs and Joseph F. Mazzella each received an option to purchase 3,500 shares of the Company's common stock at an exercise price of $17.75 per share. Then, upon their election as directors at the Annual Meeting of Stockholders of the Company on April 28, 1999, Peter H. Kamin, David K. Karnes, Joseph F. Mazzella, Anthony S. Jacobs, and Jay H. Golding each received an option to purchase 3,500 shares of the Company's common stock at an exercise price of $21.86 per share. The exercise price of options granted under the Non-Employee Directors Plan is the fair market value of the common stock on the date of the option grant.

     In March of 1999, Mr. Kamin received an option to purchase 25,000 shares of the Company's common stock at an exercise price of $17.75 per share, which was granted by the Board of Directors in recognition of his position as Chairman of the Special Committee. Such option was not granted under the Non-Employees Directors Plan.

             OWNERSHIP BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information as to the beneficial ownership of the Company's common stock by each person or group who, as of March 1, 2000, to the knowledge of the Company, beneficially owned more than 5% of the Company's common stock:

                                                              AMOUNT AND NATURE   PERCENT OF
NAME AND ADDRESS OF BENEFICIAL OWNER                            OF OWNERSHIP        CLASS
------------------------------------                          -----------------   ----------
Roger R. Brodersen..........................................       703,738(1)        5.9%
13305 Birch Drive, Suite 200
Omaha, NE 68164
Wanger Asset Management, L.P.,..............................     1,646,300(2)       13.8%
Wanger Asset Management Ltd.
227 West Monroe, Suite 3000
Chicago, IL 60606
Wallace R. Weitz & Company..................................     3,150,400(3)       26.3%
1125 South 103rd Street
Suite 600
Omaha, NE 68124
Acorn Investment Trust, Series Designated Acorn Fund........     1,028,100(4)        8.6%
227 West Monroe Street, Suite 3000
Chicago, IL 60606

-------------------------
(1) According to a Schedule 13D dated March 13, 2000, Roger R. Brodersen has sole voting and disposition power over 627,589 shares and shared voting and disposition power over 76,149 shares.

(2) According to a Schedule 13D dated March 13, 2000, Wanger Asset Management, L.P. and Wanger Asset Management Ltd. have shared voting and shared dispositive power over such shares. Such shares include 1,028,100 shares also shown in this table as beneficially owned by Acorn Investment Trust, Series Designated Acorn Fund. Wanger Asset Management, L.P. serves as investment adviser to such trust. Wanger Asset Management Ltd. is the general partner of Wanger Asset Management, L.P.

(3) According to a Schedule 13G dated February 4, 2000, Wallace R. Weitz & Company has sole voting and shared dispositive power over such shares.

(4) According to the Schedule 13D referred to in footnote (2) above, Acorn Investment Trust has shared voting and shared dispositive power over such shares. Such shares also are shown in this table as beneficially owned by Wanger Asset Management, L.P. which is the investment advisor of Acorn Investment Trust.

     The following table sets forth information as to the shares of common stock of the Company beneficially owned as of March 1, 2000, by each director of the Company, by each of the executive officers named in the Summary Compensation Table, and by all directors and executive officers of the Company as a group:

                                                              AMOUNT AND NATURE   PERCENT OF
                      BENEFICIAL OWNER                         OF OWNERSHIP(1)     CLASS(2)
                      ----------------                        -----------------   ----------
Roger R. Brodersen..........................................       703,738(3)         5.9%
Jay H. Golding..............................................         7,000(4)           *
Anthony S. Jacobs...........................................       152,500(5)         1.3%
Peter H. Kamin..............................................       427,300(6)         3.6%
David K. Karnes.............................................        73,435(7)           *
Brian L. Larson.............................................        38,453(8)           *
James J. Marquiss...........................................       146,159(9)         1.2%
Joseph F. Mazzella..........................................         7,000(10)          *
Greg T. Sloma...............................................       178,306(11)        1.5%
Roger W. Wallace............................................       302,588(12)        2.5%
Charles R. Wood.............................................        60,985(13)          *
All directors and executive officers as a group (14
  persons)..................................................     2,113,255(14)       17.6%

-------------------------
  *  Less than 1.0%

 (1) The number of shares in the table include interests of the named persons, or of members of the directors and executive officers as a group, in shares held by the trustee of the Company's 401(k) Savings Plan. The beneficial owners have sole investment power over these shares but do not have sole voting power.

 (2) Shares of Common Stock subject to options exercisable within 60 days of March 1, 2000 ("Presently Exercisable Options") are deemed to be outstanding for the purpose of computing the percentage ownership of persons beneficially owning such options but have not been deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

 (3) According to a Schedule 13D dated March 13, 2000, Roger R. Brodersen has sole voting and disposition power over 627,589 shares and shared voting and disposition power over 76,149 shares.

 (4) Includes 7,000 shares subject to Presently Exercisable Options.

 (5) Includes 7,000 shares subject to Presently Exercisable Options.

 (6) Includes 32,000 shares subject to Presently Exercisable Options.

 (7) Includes 37,999 shares subject to Presently Exercisable Options.

 (8) Includes 34,569 shares subject to Presently Exercisable Options and 2,784 shares allocated to Mr. Larson through his participation in the Company's 401(k) Savings Plan.

 (9) Includes 66,792 shares subject to Presently Exercisable Options and 16,367 shares allocated to Mr. Marquiss through his participation in the Company's 401(k) Savings Plan.

(10) Includes 7,000 shares subject to Presently Exercisable Options.

(11) Includes 125,834 shares subject to Presently Exercisable Options, 4,212 shares beneficially owned by Mr. Sloma's children and 12,210 shares allocated to Mr. Sloma through his participation in the Company's 401(k) Savings Plan.

(12) Includes 94,758 shares subject to Presently Exercisable Options, 11,500 shares beneficially owned by Mr. Wallace's spouse, 12,424 shares beneficially owned by Mr. Wallace's children, and 17,556 shares allocated to Mr. Wallace through his participation in the Company's 401(k) Savings Plan.

(13) Includes 13,183 shares subject to Presently Exercisable Options and 11,139 shares allocated to Mr. Wood through his participation in the Company's 401(k) Savings Plan.

(14) Includes 563,343 shares subject to Presently Exercisable Options 28,236 shares owned beneficially by spouses or children of executive officers and directors, and 69,420 shares allocated to executive officers through their participation in the Company's 401(k) Savings Plan.

                             EXECUTIVE COMPENSATION

     The following table sets forth information with respect to the chief executive officer of the Company and the four remaining most highly compensated executive officers of the Company for the fiscal year ended December 31, 1999 (the "Named Executive Officers"). Roger R. Brodersen served as Chief Executive Officer of the Company until his resignation on March 24, 1999, and Greg T. Sloma, President and Chief Operating Officer of the Company, acted in a similar capacity during the remainder of the year. For purposes of this Information Statement, both Mr. Brodersen and Mr. Sloma will be treated as a chief executive officer of the Company for the fiscal year ended December 31, 1999.

                                       SUMMARY COMPENSATION TABLE
---------------------------------------------------------------------------------------------------------
                                                                            LONG TERM
                                         ANNUAL COMPENSATION               COMPENSATION
                                         -------------------               ------------
              (A)                 (B)      (C)        (D)                      (F)              (G)
                                                                  (E)       SECURITIES
                                                                 OTHER      UNDERLYING
                                                                ANNUAL       OPTIONS         ALL OTHER
  NAME AND PRINCIPAL POSITION     YEAR    SALARY     BONUS      COMPEN-      (SHARES)     COMPENSATION(2)
  ---------------------------     ----    ------     -----     SATION(1)    ----------    ---------------
Roger R. Brodersen..............  1999   $ 50,000   $ 12,066      $0           7,500         $506,400(3)
Former Chairman &                 1998    200,000    122,518       0           7,500            6,400
CEO                               1997    195,744    137,304       0          10,000            6,400
Greg T. Sloma...................  1999    180,000    133,798       0          17,500            6,400
President &                       1998    180,000    110,115       0           7,500            6,400
Chief Operating Officer           1997    172,593    121,312       0          10,000            6,400
Charles R. Wood.................  1999    154,615    107,641       0          21,500            6,400
Senior Vice President             1998    136,538     55,210       0           3,375            6,400
Pres., Fin. Services Div          1997    120,385     59,327       0           3,400            6,400
James J. Marquiss...............  1999    140,000    112,620       0          14,000            6,400
Senior Vice President             1998    140,000     97,711       0           3,375            6,400
Director of Product Dev           1997    135,936    125,401       0           4,500            6,400
Roger W. Wallace................  1999    150,000     96,910       0          14,500            6,400
Senior Vice President             1998    150,000    103,730       0           4,200            6,400
President, Ag Division            1997    143,628    123,498       0           5,600            6,400
Brian L. Larson.................  1999    137,885     60,360       0          34,500            6,400
Senior Vice President             1998    105,188     48,934       0          15,875            6,400
CFO and Secretary                 1997    100,249     50,377       0           4,500            6,400

-------------------------

(1) Excludes perquisites and other personal benefits because the aggregate of such compensation was less than either $50,000 or 10% of the total of annual salary and bonus reported for the Named Executive Officer.

(2) Of the amounts included in the All Other Compensation column, $6,400 represents 401(k) matching contributions made by the Company.

(3) This amount includes a $500,000 lump sum severance payment to Mr. Brodersen in connection with his resignation as a director and officer of the Company on March 24, 1999, as part of the reconstitution of the Board of Directors of the Company.

     The following table shows, as to the Named Executive Officers, information about stock option grants in fiscal 1999. The Company does not grant any stock appreciation rights.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                              INDIVIDUAL GRANTS
-------------------------------------------------------------------------------------------------------------
                (A)                         (B)              (C)            (D)          (E)          (F)
------------------------------------  ---------------   -------------   -----------   ----------   ----------
                                         NUMBER OF       PERCENT OF
                                        SECURITIES      TOTAL OPTIONS
                                        UNDERLYING       GRANTED TO      EXERCISE                  GRANT DATE
                                      OPTIONS GRANTED   EMPLOYEES IN       PRICE      EXPIRATION    PRESENT
                NAME                    (SHARES)(1)      FISCAL 1999    (PER SHARE)      DATE       VALUE(2)
                ----                  ---------------   -------------   -----------   ----------   ----------
Roger R. Brodersen..................       7,500            1.3%          $28.00       1-05-09      $114,300
Greg T. Sloma.......................       7,500            1.3%           28.00       1-05-09       114,300
                                          10,000(3)         1.7%           17.75       3-24-09        96,600
Charles R. Wood.....................       4,500             .8%           28.00       1-05-09        68,600
                                          17,000(3)         2.9%           17.75       3-24-09       164,300
James J. Marquiss...................       4,000             .7%           28.00       1-05-09        61,000
                                          10,000(3)         1.7%           17.75       3-24-09        96,600
Roger W. Wallace....................       4,200             .7%           28.00       1-05-09        64,000
                                          10,000(3)         1.7%           17.75       3-24-09        96,600
Brian L. Larson.....................       9,000            1.6%           28.00       1-05-09       137,200
                                          25,500(3)         4.4%           17.75       3-24-09       246,600

-------------------------
(1) Except as indicated in the footnotes to this table, the options referred to in this table were granted by the Stock Option Plan Subcommittee on January 5, 1999 under the Company's 1989 Employee Stock Option Plan.

(2) As suggested by the Securities & Exchange Commission's rules on executive compensation, the Company used the Black-Scholes model of option valuation to determine grant date present value. The Company does not necessarily agree that the Black-Scholes model can properly determine the value of an option. The actual value, if any, an executive may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised, so that there is no assurance that the value realized will be at or near the value estimated by the Black-Scholes model.

(3) As part of a management retention program, the Stock Option Plan Subcommittee and the Board of Directors of the Company approved these additional stock options on March 24, 1999, to help retain these executive officers in office during the period of the Special Committee's exploration of alternatives to produce greater value for the Company's shareholders, including a possible sale of the Company. These stock options were granted pursuant to the Company's 1999 Stock Incentive Plan.

     The following table provides information on option exercises in fiscal 1999 and the value of unexercised options at December 31, 1999, for the Named Executive Officers.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR END OPTION VALUES

                                                         NUMBER OF SECURITIES
                            SHARES OF                   UNDERLYING UNEXERCISED         VALUE OF UNEXERCISED
                             COMMON                        OPTIONS AT FISCAL           IN-THE-MONEY OPTIONS
                              STOCK                        YEAR END (SHARES)           AT FISCAL YEAR END(1)
                            ACQUIRED       VALUE      ---------------------------   ---------------------------
          NAME             ON EXERCISE    REALIZED    EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
          ----             -----------    --------    -----------   -------------   -----------   -------------
Roger R. Brodersen.......    246,667     $2,119,134           0             0       $        0         $0
Greg T. Sloma............     20,000        310,000     114,167        25,833        1,048,185          0
Charles R. Wood..........         --              0       3,758        24,883            2,625          0
James J. Marquiss........      3,000         69,240      72,999        17,750          766,965          0
Roger W. Wallace.........     20,424        308,767      86,758        18,866          891,923          0
Brian L. Larson..........         --              0      18,359        48,666           72,266          0

-------------------------
(1) The closing "bid" price of the Company's common stock as quoted on the Nasdaq National Market ("NASDAQ") on December 31, 1999 was $17.25. The values shown are computed based upon the difference between this price and the exercise price of the underlying options.

                               PERFORMANCE GRAPH

     The following performance graph compares the performance of the Company's common stock to the Center for Research in Securities Prices (CRSP) Total Return Index for the NASDAQ Stock Market (U.S. Companies) and to the CRSP Total Return Industry Index for NASDAQ Telecommunications Stocks. The graph assumes that the value of the investment in the Company's Common Stock and each index was $100 at December 31, 1994.

PERFORMANCE GRAPH

                                                    DTN COMMON STOCK        NASDAQ TOTAL RETURN INDEX            NASDAQ
                                                    ----------------        -------------------------      TELECOMMUNICATIONS
                                                                                                             INDUSTRY INDEX
                                                                                                           ------------------
1994                                                     100.00                      100.00                      100.00
1995                                                     290.00                      141.00                      131.00
1996                                                     393.00                      174.00                      134.00
1997                                                     494.00                      213.00                      196.00
1998                                                     504.00                      300.00                      322.00
1999                                                     304.00                      542.00                      561.00

                         COMPENSATION COMMITTEE REPORT
                           ON EXECUTIVE COMPENSATION

Compensation Philosophy

     The Company strives to apply a consistent philosophy on compensation for all employees, including senior management. The goals of the compensation program are to directly link compensation with corporate profitability and the enhancement of the underlying value of the Company's business. The following objectives are used by the Company and the Compensation Committee as guidelines for compensation decisions:

     - Provide a competitive total compensation package that allows the Company to attract and retain the best people possible.

     - The Company pays for performance. Employees are rewarded based upon corporate performance, business unit performance and individual performance.

     - Provide variable compensation programs that are linked with the performance of the Company and that align executive compensation with the interests of shareholders.

Compensation Program Components

     The Committee annually reviews the Company's compensation program to ensure that pay levels and incentive opportunities are competitive and reflect the performance of the Company. The components of the compensation program for executive officers, which are comparable to those used for all employees, are outlined below.

     Base Salary -- Base pay levels are determined by reviewing competitive positions in the market, including comparisons with companies of similar size, complexity and growth rates. Increases in base salary were recommended by senior management for fiscal 1999 for the Named Executive Officers, and the Committee acted in accordance with this recommendation.

     Variable Incentive Compensation -- The large majority of the Company's employees, including the executive officers, participate in an annual incentive award plan. The amount of incentive compensation is based upon the Company's achievement of goals established at the beginning of the fiscal year by the Committee. For fiscal 1999, the incentive plans were tied to sales and income before income taxes, depreciation and amortization expense. The incentive compensation was awarded approximately 50% based on sales and 50% based on income before income taxes, depreciation and amortization expense.

     Stock Option Program -- The purpose of this program, which is available to the large majority of employees, is to provide additional incentives to employees to work to maximize long-term shareholder value. It also uses vesting periods to encourage key employees to continue in the employ of the Company. The number of stock options granted to executive officers is based on competitive practices.

Compensation of Greg T. Sloma

     The factors and criteria upon which Mr. Sloma's compensation was based for fiscal year 1999 are the same as those considered by the Committee in establishing the compensation program for all of the executive officers of the Company as outlined above. The annual base salary of Mr. Sloma was established by the Committee on December 17, 1998 for the period of April 1, 1999 to March 31, 2000. The Committee's decision was based on Mr. Sloma's personal performance of his duties and on salary levels for presidents of companies of similar size, complexity and growth rates.

     Mr. Sloma's 1999 fiscal year incentive cash compensation was based on the actual financial performance of the Company. His annual cash incentive award was based on the incentive plan described above.

     Option grants for 17,500 shares were awarded to Mr. Sloma during the fiscal year ended December 31, 1999. Options to purchase 7,500 shares were awarded under the Company's 1989 Employee Stock Option Plan based upon his performance and leadership with the Company and options to purchase 10,000 were awarded under the Company's 1999 Stock Incentive Plan as part of the Company's management retention program as described above in footnote (3) to the table captioned "Option Grants In Last Fiscal Year".

Compensation of Roger R. Brodersen

     Roger R. Brodersen served as Chief Executive Officer of the Company until his resignation on March 24, 1999, in connection with the reconstitution of the Board of Directors. The annual base salary of Mr. Brodersen was established by the prior Compensation Committee back in December of 1997 for the period of April 1, 1998 to March 31, 1999. On March 24, 1999, in connection with the reconstitution of the Board of Directors and his resignation as a director and officer of the Company, the Board of Directors of the Company authorized a lump sum severance payment of $500,000 to Mr. Brodersen in recognition of his leadership and invaluable service to the Company since its inception.

     Option grants for 7,500 shares were awarded to Mr. Brodersen under the Company's 1989 Employee Stock Option Plan based upon his performance and leadership.

                COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

                          DAVID K. KARNES -- CHAIRMAN
                               JOSEPH F. MAZZELLA
                               ANTHONY S. JACOBS
                                 GREG T. SLOMA

Employment Agreement

     The Company has entered into an employment agreement with Brian L. Larson, dated as of March 24, 1999 (the "Larson Employment Agreement") pursuant to which Mr. Larson is employed by the Company as its Chief Financial Officer and Secretary. If the Company terminates the Larson Employment Agreement other than for cause, Mr. Larson will receive a lump sum severance payment, equal to his then-current base salary plus a bonus (fixed at 50% of the then-current base salary) for a period equal to the greater of one year or the remainder of the term.

     In addition, the Larson Employment Agreement contains a change of control provision. This provision provides that, upon the acquisition or merger of the Company, the Larson Employment Agreement will be transferred to the acquiring or surviving corporation, and that such entity is obligated to assume in writing all of the obligations of the Company under the Larson Employment Agreement. Further, the Larson Employment Agreement provides that Mr. Larson is entitled to certain payments upon termination of his employment following a change of control. In the event of a transaction whereby any person or group of people acting in concert acquires more than 20% of the voting stock of the Company, Mr. Larson may terminate the Larson Employment Agreement within six months of the change of control. In the event Mr. Larson so terminates the Larson Employment Agreement, he will be entitled to receive 50% of his annual base salary, plus 50% of his bonus for one year. In addition, the acquiring or surviving corporation may terminate the Larson Employment Agreement within six months of a change of control for any reason, in which case Mr. Larson will be entitled to receive his base salary plus a bonus of 50% of his base salary for the greater of one year or the remainder of the term of the employment agreement. Pursuant to the employment agreement, Mr. Larson also is to be paid a $200,000 cash bonus upon a sale of the Company.

                          TRANSACTIONS WITH MANAGEMENT

     No reportable transactions occurred during fiscal 1999 between the Company and its officers and directors.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The following directors served on the 1999 Compensation Committee of the Company's Board of Directors: David K. Karnes, Anthony S. Jacobs, Joseph F. Mazzella and Greg T. Sloma. Mr. Sloma, because he is an officer and employee of the Company, abstains from all votes dealing with officer compensation. Also, only Mr. Karnes, Mr. Jacobs and Mr. Mazzella were members of the 1999 Stock Option Plan Subcommittee of the Compensation Committee which administered the Company's Stock Option Plan of 1989 and the 1999 Stock Incentive Plan.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the Company's directors, executive officers and holders of more than 10% of the Company's common stock to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of common stock and other equity securities of the Company. The Company believes that during the fiscal year ended December 31, 1999, its executive officers, directors and holders of more than 10% of the Company's common stock complied with all Section 16(a) filing requirements, except that the Company (which provides technical filing assistance with respect to Section 16(a) filings made by its executive officers and directors) filed a few days late each of the Form 5's for all executive officers and directors of the Company (covering an aggregate of 33 transactions) although such forms (with the exception of a Form 5 for Joseph Mazzella) were received by the Company prior to the required filing date. In making these statements, the Company has relied solely upon a review of Forms 3 and 4 furnished to the Company during its most recent fiscal year, Forms 5 furnished to the Company with respect to its most recent fiscal year, and written representations from reporting persons that no Form 5 was required.

                                                                         ANNEX B

                                GREIF & CO. LOGO

March 3, 2000

                                                         PERSONAL & CONFIDENTIAL

Board of Directors
Data Transmission Network Corporation
9110 West Dodge Road
Suite 200
Omaha, NE 68114

Dear Sirs:

     You have requested our opinion as to the fairness from a financial point of view to the stockholders of Data Transmission Network Corporation ("DTN" or the "Company") of the consideration to be received by such stockholders pursuant to the terms of the Agreement and Plan of Merger, dated as of March 3, 2000 (the "Agreement"), by and among the Company, VS&A Communications Partners III, L.P. ("VS&A"), VS&A-DTN, LLC ("Acquiror") and DTN Acquisition Corporation, a wholly-owned subsidiary of Acquiror ("Merger Sub"), pursuant to which Merger Sub will be merged (the "Merger") with and into the Company.

     Pursuant to the Agreement, Acquiror will commence a tender offer (the "Tender Offer") for any and all outstanding shares of Common Stock, par value $.01 per share, of the Company at a price of $29.00 per share. The Tender Offer will be followed by the Merger in which the shares of all stockholders who did not tender in the Tender Offer will be entitled to receive the same cash consideration per share as in the Tender Offer.

     It is our understanding that the only assets of DTN not included in the acquisition are certain interests in warrants to acquire shares of the Common Stock of SmartServ Online, Inc. ("SmartServ"), which interests have been allocated to the Company's management team, contingent upon consummation of the Merger, by the Board of Directors of DTN. Therefore, for purposes of the opinion set forth herein, we have assumed ownership by the Company of the remaining interests in the warrants to acquire shares of SmartServ's Common Stock.

     For purposes of the opinion set forth herein, we have:

          (i) reviewed certain publicly available financial statements and other information of the Company;

          (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

          (iii) reviewed certain financial projections prepared by the management of the Company;

          (iv) discussed the past and current operations, financial condition and prospects of the Company with senior executives of the Company;

          (v) reviewed the reported prices and trading activity for the Common Stock;

          (vi) compared the financial performance of the Company and the prices and trading activity of the Company's Common Stock with those of certain other comparable publicly traded companies and their securities;

          (vii) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

          (viii) participated in discussions and negotiations among representatives of the Company, VS&A, Acquiror and Merger Sub and their financial and legal advisors;

          (ix) reviewed the execution form of the Agreement and certain related documents;

          (x) reviewed the commitment letter provided to Acquiror by First Union Securities, Inc.; and

          (xi) performed such other analyses and considered such other factors as we have deemed appropriate.

     We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Agreement. We have not assumed any responsibility for making nor have we made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such appraisals. We have also not assumed any responsibility for making any independent verification of any of the information reviewed by us. We have relied as to certain legal matters on advice of counsel to the Company.

     Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. Our opinion does not address the relative merits of the Merger and the other business strategies being considered by the Company's Board of Directors, nor does it address the Board's decision to proceed with the Merger. Our opinion does not constitute a recommendation to any stockholder as to whether such stockholder should tender their shares in the Tender Offer or as to how such stockholder should vote on the proposed transaction.

     Greif & Co., as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, private placements and valuations for corporate and other purposes. We have acted as financial advisor to the Company in connection with this transaction and will receive a fee for our services.

     It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that this letter may be included in it entirety in any filing with the Securities and Exchange Commission in connection with the Merger.

     Based upon the foregoing and such other factors as we deem relevant, we are of the opinion on the date hereof that the consideration to be received by the stockholders of the Company pursuant to the Agreement is fair to such stockholders from a financial point of view.

Very truly yours,

GREIF & CO.

By:      /s/ LLOYD GREIF
------------------------------------
    Lloyd Greif
    President & CEO

                                       B-2